Exhibit 99.1

Mecox Lane Limited Announces Third Quarter 2013 Results

Gross Profit Margin Up 7.9% Year over Year to 44.3%

Company Announces Upcoming Departure of CFO

SHANGHAI, November 18, 2013 — Mecox Lane Limited (“Mecox Lane” or the “Company”) (NASDAQ: MCOX), a multi-brand and multi-channel retailer of apparel and accessories in China, today announced its unaudited financial results for the third quarter ended September 30, 2013. The Company also announced the upcoming departure, for personal reasons, of Mr. Paul Bang Zhang, Mecox Lane’s chief financial officer (CFO). The Company’s vice president of finance, Mr. Michael Gui Sheng Liu, will serve as acting CFO.

Third Quarter 2013 Highlights

•                  Net revenues decreased 40.5% year over year to $21.4 million, compared to $36.0 million in the third quarter of 2012

•                  Gross profit(1) decreased 27.6% year over year to $9.5 million, compared to $13.1 million in the third quarter of 2012

•                  Gross margin was 44.3% in the third quarter of 2013, compared to 36.4% in the third quarter of 2012

•                  Net loss was $5.0 million, compared to net loss of $6.1 million in the third quarter of 2012

“We are moving forward in transitioning from an e-commerce focus to being a brand-oriented company that sells across multiple retail channels, both online and offline. In the third quarter, that overarching strategy included the opening of new, directly-operated physical stores that feature our latest private-label, fast-fashion products”, said Mr. Alfred Gu, Mecox Lane’s board director and chief executive officer. “At the same time, we’ve remained prudent in our overall spending and careful in the management of our costs, which helped to narrow our net loss.”

“Regarding our CFO transition, I want to thank Paul Zhang for his leadership, dedication, and many important contributions to Mecox Lane since he joined the Company in 2009. We wish Paul all the best in his future endeavors, and are happy that he will stay on through the end of December to assist in the transition of his responsibilities to Michael,” said Mr. Gu.

Mr. Liu will serve as acting CFO from the effective date of Mr. Paul Zhang’s resignation until the Company identifies a permanent replacement.  “Mr. Liu joined Mecox Lane in 2009, and has been a key member of our financial team since before our initial public offering in 2010.  Prior to joining the Company, Mr. Liu worked in the finance department of McDonald’s and Really Sports in China for seven years,” added Mr. Gu.

Third Quarter 2013 Results

Due to the seasonal nature of its business, the Company presents its financial results on a year-over-year basis for the third quarter of 2013 and the third quarter of 2012 as follows.

Total Net Revenues

Total net revenues were $21.4 million in the third quarter of 2013, representing a decrease of 40.5% from $36.0 million in the third quarter of 2012. The decrease was primarily due to the decrease in net revenues from the Company’s e-commerce channel, as well as the decrease in net revenues from the Company’s physical stores.

(1) Gross profit excludes the impact of depreciation and amortization expenses.

E-commerce Channel(2)

Net revenues from the Company’s e-commerce channel were $5.1 million in the third quarter of 2013, representing a decrease of 70.2% from $17.2 million in the third quarter of 2012. The decrease was primarily attributed to the decrease in the Company’s sales on M18.com in the period after the website was re-launched as a brand-neutral open platform operated by the management of Giosis Mecoxlane, partially offset by the increase in the Company’s sales on independent e-commerce platforms, such as TMall.com and VIPshop.

Call Center

Net revenues from the call center were $10.8 million in the third quarter of 2013, representing a decrease of 1.6% from $11.0 million in the third quarter of 2012. The decrease was primarily attributed to a decline in orders placed through the call center as a result of a gradual reduction and discontinuation of the Company’s catalog circulation at the beginning of this year.

Directly Operated Stores & Franchised Stores

Net revenues from directly operated stores were $3.4 million in the third quarter of 2013, representing a decrease of 12.3% from $3.8 million in the third quarter of 2012. The decrease was primarily due to the decline in the number of directly operated stores from an average of 85 stores in the third quarter of 2012 to an average of 58 stores in the third quarter of 2013, partially offset by an increase in average store sales.

Net revenues from franchised stores were $2.1 million in the third quarter of 2013, representing a decrease of 47.2% from $4.0 million in the third quarter of 2012. The decrease in net revenues was primarily due to the decline in average store sales and the decline in the number of franchised stores from an average of 265 stores in the third quarter of 2012 to an average of 217 stores in the third quarter of 2013.

Cost of Goods Sold(3)

Cost of goods sold was $11.9 million in the third quarter of 2013, representing a decrease of 47.9% from $22.9 million in the third quarter of 2012. The decrease was in line with the overall decrease in revenues.

Gross Profit and Gross Margin

Gross profit was $9.5 million in the third quarter of 2013, representing a decrease of 27.6% from $13.1 million in the third quarter of 2012. Gross margin was 44.3% in the third quarter of 2013, compared to 36.4% in the third quarter of 2012. The increase in gross margin was mainly due to improved management of inventory turnover across the Company’s e-commerce channels, along with an increase in the weighting of the call center in total net revenues, which generated a higher margin than that of other segments. The increase in gross margin was partially offset by an inventory write-down of $0.7 million recorded in the third quarter for the Company’s physical stores as the Company tested new store models, along with new brands and products.

(2)  Since January 2013, one of the Company’s reportable segments, i.e. Internet platform segment, has been renamed as E-commerce channel to reflect the fact that the M18.com website has been operated by Giosis Mecoxlane and re-launched as a brand-neutral and open marketplace platform to attract a number of independent sellers and brands while the Company’s branded merchandise has also been offered on other third-party e-commerce websites in China.

(3) Cost of goods sold excludes depreciation and amortization expenses.

Operating Expenses

Total operating expenses were $13.3 million in the third quarter of 2013, representing a decrease of 31.9% from $19.6 million in the third quarter of 2012, primarily due to the decrease of selling, general and administrative expenses in the period.

Selling, general and administrative expenses were $11.9 million in the third quarter of 2013, representing a decrease of 36.7% from $18.8 million in the third quarter of 2012, primarily due to a decrease in headcount and related labor costs, and a shift to Giosis Mecoxlane, the Company’s joint venture, of advertising costs and IT expenses associated with the operation of M18.com.

Loss from Operations

Loss from operations was $3.9 million in the third quarter of 2013, compared to loss from operations of $6.5 million in the third quarter of 2012.

Loss from Equity in an Affiliate

Loss from equity in an affiliate, specifically Giosis Mecoxlane, was $1.4 million in the third quarter of 2013, compared to nil in the third quarter of 2012.

Net Loss and Loss per ADS

Net loss was $5.0 million in the third quarter of 2013, compared to net loss of $6.1 million in the third quarter of 2012. Non-GAAP net loss(4) was $3.9 million in the third quarter of 2013, compared to non-GAAP net loss of $5.8 million in the third quarter of 2012. Basic and diluted loss per American depositary share (“ADS”) attributable to Mecox Lane shareholders was $0.41 in the third quarter of 2013. One ADS represents thirty-five ordinary shares.

Cash and Short-term Investments

As of September 30, 2013, Mecox Lane had cash and cash equivalents totaling $6.4 million, compared to $13.3 million as of December 31, 2012. Short-term investments on September 30, 2013 were $12.8 million, compared to $20.7 million as of December 31, 2012, all of which were structured term bank deposits.

Short-term Borrowing

As of September 30, 2013, Mecox Lane had short-term borrowing totaling $1.6 million, compared to nil as of December 31, 2012.

Conference Call Information

Mecox Lane management will hold an earnings conference call at 8 p.m. U.S. Eastern Time on November 18 (9 a.m. Shanghai/Hong Kong Time on November 19) to discuss results and highlights from the quarter, as well as to answer questions. A brief presentation to accompany the earnings call

(4) Non-GAAP net loss and non-GAAP net income exclude share-based compensation expenses.  The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections of “About Non-GAAP Financial Measures” and the accompanying table of “Mecox Lane Limited — Consolidated Statement of Operations Information — Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of this press release.

will be available on the Company’s website, http://ir.mecoxlane.com/events.cfm, at 6:30 p.m. U.S. Eastern Time on November 18 (7:30 a.m. Shanghai/Hong Kong Time on November 19).

The dial-in numbers and passcode for the conference call are as follows:

U.S. Toll Free:	+1-855-500-8701
International:	+65-6723-9385
Hong Kong:	+852-3051-2745
Passcode:	96745281

Additionally, an archived webcast of this call will be available on the Investor Relations section of Mecox Lane’s website at http://ir.mecoxlane.com.

About Mecox Lane Limited

Mecox Lane Limited (NASDAQ: MCOX) is a multi-brand and multi-channel retailer of apparel and accessories in China.  The Company offers a wide selection of affordable fashion products through e-commerce channels including the M18.com website, which is operated by the Company’s joint venture, Giosis Mecoxlane Limited, and other independent e-commerce platforms, as well as through the Company’s physical store network and call center. Product offerings include apparel and accessories, beauty and healthcare products and other items under Mecox Lane’s own proprietary brands, and select domestic and international third-party brands.  For more information on Mecox Lane, please visit http://ir.mecoxlane.com.

Safe Harbor: Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims,” “estimates,” “confident,” “likely to” and similar statements. Among other things, the quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s business strategies and initiatives as well as its business plans; the Company’s future business development, results of operations and financial condition; changes in the Company’s revenues and certain cost or expense items; the Company’s expectations with respect to increased revenue growth and its ability to sustain profitability; the Company’s products under development or planning; the Company’s ability to attract customers and further enhance its brand recognition; trends and competition in the e-commerce and apparel and accessories industry; the e-commerce and apparel and accessories industry in China may not grow at the rates projected by market data, or at all; the failure of the markets to grow at the projected rates may have a material adverse effect on the Company’s business and the market price of its ADSs; in addition, the rapidly changing nature of the e-commerce and apparel and accessories industry in China subjects any projections or estimates relating to the growth prospects or future condition of the Company’s market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.  Further information regarding these and other risks is included in the Company’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Mecox Lane’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Mecox Lane uses in this press release non-GAAP net income (loss), which excludes share-based compensation expenses. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Mecox Lane believes that the non-GAAP financial measure facilitates investors’ and management’s comparisons to Mecox Lane’s historical performance and assists management’s financial and operational decision making. A limitation of using the non-GAAP financial measure is that share-based compensation expenses are recurring expenses that will continue to exist in Mecox Lane’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from the non-GAAP measure. The accompanying table has more details on the reconciliation between the non-GAAP financial measure and its most directly comparable GAAP financial measure.

For investor and media inquiries please contact:

In China:

Ryan Shi

Mecox Lane Limited

Tel: +86-21-6495-0500 or +86-21-5464-9900 Ext. 8161

Email: ir@mecoxlane.com

Nicholas Manganaro

Ogilvy Financial, Beijing

Tel: +86-10-8520-3073

Email: mcox@ogilvy.com

In the U.S.:

Justin Knapp

Ogilvy Financial, U.S.

Tel: +1- 616- 551-9714

Email: mcox@ogilvy.com

Mecox Lane Limited

Unaudited Consolidated Balance Sheet

	December 31,	September 30,
	2012	2013
	$	$
ASSETS
Current assets:
Cash and cash equivalents	13,291,063	6,371,594
Short-term investments	20,682,480	12,768,417
Accounts receivable, net of allowances of $55,660 and $55,660 as of December 31, 2012 and September 30, 2013, respectively	1,452,864	1,826,640
Amount due from a related party	—	286,711
Other receivables	5,149,844	3,479,632
Advances to suppliers and prepaid expenses	6,297,463	1,310,955
Merchandise inventories	27,349,540	23,430,162
Total current assets	74,223,254	49,474,111
Property and equipment, net	46,528,057	44,997,991
Prepaid land use right	6,125,104	6,165,119
Intangible assets, net	1,263,644	1,021,759
Investment in an affiliate	—	7,505,785
Other non-current assets	249,903	926,579
TOTAL ASSETS	128,389,962	110,091,344

LIABILITIES AND EQUITY
Current liabilities:
Short term borrowing	—	1,626,550
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Mecox Lane Limited of $3,101,935 and $3,920,057 as of December 31, 2012 and September 30, 2013, respectively)	19,063,827	14,865,578
Advances from customers (including advances from customers of the consolidated VIEs without recourse to Mecox Lane Limited of $1,345,714 and $980,010 as of December 31, 2012 and September 30, 2013, respectively)	4,570,595	3,791,544
Amount due to a related party	547,478	645,570
Accrued expenses (including accrued expenses of the consolidated VIEs without recourse to Mecox Lane Limited of $281,152 and $341,287 as of December 31, 2012 and September 30, 2013, respectively)	5,153,056	3,570,103
Other current liabilities (including other current liabilities of the consolidated VIEs without recourse to Mecox Lane Limited of $1,955,777 and $1,704,019 as of December 31, 2012 and September 30, 2013, respectively)	7,358,589	5,788,282
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Mecox Lane Limited of $34,718 and $33,266 as of December 31, 2012 and September 30, 2013, respectively)	1,779,978	1,783,856
Total current liabilities	38,473,523	32,071,483

Ordinary shares ($0.0001 par value; 10,000,000,000 shares authorized, 408,727,673 and 426,748,566 shares issued, and 403,790,426 and 426,748,566 shares outstanding as of December 31, 2012 and September 30, 2013)	40,873	42,675
Additional paid-in capital	165,934,265	167,766,122
Treasury Stock	(572,168)	—
Accumulated deficit	(82,811,023)	(98,197,214)
Accumulated other comprehensive income	6,292,753	7,376,539
Statutory reserve	931,739	931,739
Total Mecox Lane Limited equity	89,816,439	77,919,861
Noncontrolling interests	100,000	100,000
Total equity	89,916,439	78,019,861
TOTAL LIABILITIES AND EQUITY	128,389,962	110,091,344

Mecox Lane Limited

Unaudited Consolidated Statements of Comprehensive Income (Loss)

	Three-month Ended September 30
	2012	2013
	$	$
Net revenues:
E-commerce channel	17,156,559	5,112,306
Call center	10,998,828	10,827,521
Directly operated stores	3,827,856	3,357,648
Franchised stores	3,998,585	2,109,818
Total net revenues	35,981,828	21,407,293

Cost of goods sold (excluding depreciation and amortization)
E-commerce channel	13,679,419	3,289,770
Call center	4,326,696	4,586,637
Directly operated stores	2,271,703	2,308,633
Franchised stores	2,620,502	1,745,829
Total cost of goods sold (excluding depreciation and amortization)	22,898,320	11,930,869

Operating expenses:
Selling, general and administrative expenses	18,833,646	11,928,718
Depreciation and amortization	895,668	1,472,250
Other operating income, net	(120,385)	(54,449)
Total operating expenses	19,608,929	13,346,519

Loss from operations	(6,525,421)	(3,870,095)
Interest expense	—	(59,966)
Interest income	491,363	203,990
Other income (expense), net	(110,566)	172,002

Loss before income taxes, equity in affiliates and noncontrolling interests	(6,144,624)	(3,554,069)
Income tax expense	—	—

Loss before equity in affiliates and noncontrolling interests	(6,144,624)	(3,554,069)
Loss from equity in an affiliate	—	(1,422,957)

Net loss	(6,144,624)	(4,977,026)
Accretion of noncontrolling interest	77,287	(3,275)
Net (loss)/income attributable to noncontrolling interests	(77,287)	3,275
Net loss attributable to Mecox Lane Limited shareholders	(6,144,624)	(4,977,026)

Loss per ordinary share:
Basic	(0.02)	(0.01)
Diluted	(0.02)	(0.01)
Loss per ADS (1)
Basic	(0.53)	(0.41)
Diluted	(0.53)	(0.41)
Weighted average ordinary shares used in per share calculation
Basic	402,566,371	421,926,476
Diluted	402,566,371	421,926,476
Weighted average ADS used in per share calculation (1)
Basic	11,501,896	12,055,042
Diluted	11,501,896	12,055,042

(1) ADS amounts adjusted for a change in the ratio of the Company’s American Depositary Shares (“ADSs”) to ordinary shares (“Shares”) from 1:7 to 1:35 (“Ratio Change”), effective as of February 1, 2013.

Other comprehensive income, net of tax of nil
Change in cumulative foreign currency translation adjustment	(79,618)	230,387
Other comprehensive income, net of tax	(79,618)	230,387

Comprehensive income attributable to Mecox Lane Limited shareholders	(6,224,242)	(4,746,639)

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures
Non-GAAP net income (loss) (1)	(5,780,215)	(3,908,293)

Note (1) We define non-GAAP net income (loss), a non-GAAP financial measure, as net income (loss) excluding share-based compensation expenses. We review non-GAAP net income (loss) together with net income (loss) to obtain a better understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash sharebased compensation expenses, which have been and will continue to be significant recurring expenses in our business. However, the use of non-GAAP net income (loss) has material limitations as an analytical tool. One of the limitations of using non-GAAP net income (loss) is that it does not include all items that impact our net income (loss) for the period. In addition, because non-GAAP net income (loss) is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP net income (loss) in isolation from or as an alternative to net income (loss) prepared in accordance with U.S. GAAP.

The following table sets forth the reconciliation of non-GAAP net income (loss), a non-GAAP financial measure, from net income (loss), our most directly comparable financial measure presented in accordance with U.S. GAAP, for the periods indicated.

	Three-month Ended September 30
	2012	2013
	$	$
Net loss	(6,144,624)	(4,977,026)
Add back: Share-based compensation expenses	364,409	1,068,733

Non-GAAP net loss	(5,780,215)	(3,908,293)